FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements submitted to the Superintendency of Banks and Financial Institutions and published by Banco de Chile in its website on September 16, 2008, for the month ended August 31, 2008.

BANCO DE CHILE AND SUBSIDIARIES

___________

CONSOLIDATED FINANCIAL STATEMENTS
As of August 31, 2008

BANCO DE CHILE AND SUBSIDIARIES
____________

CONTENTS

I. Consolidated Financial Statement
II. Consolidated Statement of Income

_______________

MM$ = Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of August, 31 2008

______________

ASSETS	MM$

Cash and due from banks	619,174
Transactions in the course of collection	517,708
Trading securities	906,776
Securities purchased under agreements to resell	65,750
Derivate instruments	738,768
Loans and advance to banks	186,885
Loans and accounts receivables to customers	12,611,385
Available for sale instruments	420,832
Held to maturity instruments	—
Investments in other affiliates	11,193
Intangibles assets	32,557
Fixed assets	200,230
Deferred tax assets	67,801
Other assets	115,612

TOTAL ASSETS	16,494,671

1

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of August, 31 2008

______________

LIABILITIES	MM$

Current accounts and demand deposits	2,783,318
Transactions in the course of payment	325,455
Securities sold under agreements to repurchase	412,409
Saving accounts and time deposits	7,422,072
Derivate instruments	781,602
Borrowings from financial institutions	1,179,594
Debt issued	1,783,206
Other financial obligations	174,401
Current tax liabilities	12,183
Deferred tax liabilities	27,516
Provisions	208,982
Other liabilities	134,951

TOTAL LIABILITIES	15,245,689

EQUITY

Attributable to equity holders of the parent:
Capital	1,016,335
Reserves	175,784
Others accounts	(6,630)
Retained earnings:
Retained earnings from previous periods	7,354
Income for the period	187,092
Less:
Provisions for minimum dividends	(130,961)

1,248,974
Minority interest	8

TOTAL EQUITY	1,248,982

TOTAL LIABILITIES AND EQUITY	16,494,671

2

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
As of August, 31 2008
______________

MM$

Interest revenue	1,036,898
Interest expense	(545,956)

Net interest revenue	490,942

Income from fees and commission	178,331
Expenses from fees and commission	(36,079)

Net fees and commission	142,252

Gains (losses) from trading and brokerage activities	39,730
Foreign exchange transactions, net	(14,956)
Other operating income	70,536

TOTAL OPERATING REVENUE	728,504

Provision for loan losses	(80,139)

NET OPERATING REVENUE	648,365

Staff expenses	(217,179)
Administrative expenses	(111,647)
Depreciation and amortization	(23,634)
Impairments	—
Other operational expenses	(31,383)

TOTAL OPERATING EXPENSES	(383,843)

OPERATING INCOME	264,522

Income attributable to affiliates	2,888
Loss form price-level restatements	(52,553)

Income before income taxes	214,857
Income taxes	(27,767)

Income from continuous operations	187,090
Income from discontinued operations	—

INCOME FOR THE PERIOD	187,090

Attributable to:
Equity holders of the parent	187,092
Minority interest	(2)

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO